UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission file number: 001-38813

Highest Performances Holdings Inc.

61F, Pearl River Tower

No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe, Guangzhou

Guangdong Province, People’s Republic of China

Tel: +86-020-28381666

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

This Form 6-K is being filed by Highest Performances Holdings Inc. (the “Company”) to announce the results of the extraordinary general meeting (the “EGM”) held on March 13, 2024. At the EGM, the shareholders of the Company voted on the special resolutions described in the Company’s Form of Proxy for the EGM that was attached as Exhibit 99.3 to the Amendment No. 3 to Form 6-K furnished by the Company to the U.S. Securities and Exchange Commission on February 20, 2024.

At the EGM, the shareholders passed the following special resolutions:

1.	that the Company’s English name be changed from Puyi Inc. to Highest Performances Holdings Inc. and the Company’s Chinese name from 普益有限公司 to 华普集团有限公司, including the replacement of all references to Puyi Inc. with Highest Performances Holdings Inc. in the second amended and restated memorandum and articles of association of the Company (the “Articles”);
2.	that the Articles be amended the authorized share capital of the Company from US$2,000,000 divided into 2,000,000,000 Ordinary Shares of a nominal or par value of US$0.001 each to US$2,000,000 divided into (i) 1,950,000,000 Ordinary Shares of a nominal or par value of US$0.001 each and (ii) 50,000,000 Preference Shares of a nominal or par value of US$0.001 each, and each holder of the Preference Shares shall have twenty (20) votes for each Preference Share;
3.	that the Articles be amended to reflect the exemption of the Company from holding an annual general meeting in each year;
4.	that the existing Articles in their entirety be replaced with a new amended and restated memorandum and articles of association of the Company to reflect the aforementioned change; and
5.	that each of the directors of the Company be authorized to take any and all action that might be necessary to effect the foregoing resolutions as such director, in his or her absolute discretion, thinks fit.

The Company also announced the change of its ticker symbol from “PUYI” to “HPH.”

EXHIBIT INDEX

Number	Description of Document
3.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant, effective on March 13, 2024
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Highest Performances Holdings Inc.

By:	/s/ Hu Yinan
Name:	Hu Yinan
Title:	Vice-Chairman of the Board, Chief Executive Officer

Date: March 13, 2024

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